Ballard Power Systems Inc.

News Release

Ballard To Supply Fuel Cell Modules For FTA-Funded Bus Deployments in the U.S.

For Immediate Release – February 17, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it expects to supply ten (10) FCvelocity®-HD6 fuel cell modules to power clean energy buses as part of two projects that were recently awarded funding by the U.S. Federal Transit Administration (FTA) under the Low and No Emission (LoNo) Vehicle Deployment Program.

Ballard’s partners are BAE Systems, a system integrator and major supplier of hybrid drive components, and ElDorado National, a key North American bus OEM. Together the companies plan to supply ten (10) zero-emission fuel cell buses, 5 each to SunLine Transit Agency in Thousand Palms, California and Stark Area Regional Transit Authority (SARTA) in Canton, Ohio.

“Ballard views the global bus market as a significant market opportunity for our clean energy Power Products,” said Kevin White, Ballard’s recently hired Director of Sales, Americas. “We are certainly encouraged with progress in the U.S. market towards an increase in the volume of zero-emission fuel cell buses being deployed with transit agencies through programs such as LoNo.”

SunLine Transit Agency will receive $9.8 million in funding from the FTA to purchase and deploy 5 hydrogen electric hybrid fuel cell buses. This will double SunLine’s current fleet of fuel cell buses and allow it to offer expanded transit service in the Coachella Valley area of Southern California.

In addition, SARTA will receive $8.8 million in funding from the FTA to purchase and deploy 5 hydrogen fuel cell buses. The new zero-emission buses will be operated under a variety of operating conditions in congested downtown areas, on major urban roads and on rural highways. SARTA provides more than 2.7 million rides per year throughout Stark County, Ohio.

Ballard expects to receive orders for these modules once agreements with the transit agencies are finalized and expects to begin shipments in the second half of 2015. CALSTART, the nation’s leading nonprofit consortium of clean transportation technology companies, will also be involved as a project partner.

The buses will use the previously deployed American Fuel Cell Bus (AFCB) configuration, first introduced with SunLine Transit Agency in 2011. The AFCB configuration utilizes Ballard’s heavy duty fuel cell module to provide primary power, in combination with BAE Systems’ HybriDrive® propulsion and power management systems deployed in an ElDorado National 40-foot (12-meter) Axess model transit bus.

The LoNo Program is designed to support deployment of clean, energy-efficient buses in transit fleets. The program provides funding to transit agencies for capital acquisitions and leases of zero-emission and low-emission transit buses, including acquisition, construction, and leasing of required infrastructure such as recharging, refueling and maintenance facilities.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs.
To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated government fundingand follow on orders from our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com